UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TSR, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872885207

(CUSIP Number)

Zeff Capital, LP

885 Sixth Avenue

New York, NY 10001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           872885207

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Zeff Capital, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 140,627

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 140,627

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.           872885207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Zeff Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.           872885207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Daniel Zeff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of TSR, Inc. (the “Company”), a Delaware corporation. The address of the Company’s principal executive offices is 400 Oser Avenue, Hauppauge, NY 11788.

Item 2.	Identity and Background

(a)       This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by Zeff Capital L.P., a Delaware limited partnership (“Capital”), Zeff Holding Company, LLC, a Delaware limited liability company (“Holding”), and Daniel Zeff (“Zeff”). Zeff, Capital and Holding are hereinafter collectively referred to as the “Reporting Persons.” Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

(b)       The address of the principal business and principal office of each of the Reporting Persons is 885 Sixth Ave, New York, NY 10001.

(c)       The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital LP, and as sole manager of Holding. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

(d)       None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)       Mr. Zeff is a citizen of the United States. Capital and Holdings are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price paid by Capital for the shares of Common Stock reported herein was $544,226, which Capital paid utilizing its working capital. Such shares of Common Stock are or may be held from time to time by in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

SCHEDULE 13D

Item 4.	Purpose of Transaction.

Capital acquired the shares of Common Stock reported herein for investment purposes.

On May 17, 2017, Capital delivered a letter (the “May 17 Letter”) to the Company indicating Capital’s interest in acquiring all of the outstanding shares of Common Stock not already owned by Capital or its affiliates for $6.15 per share, in cash (the “Proposal”). As noted in the May 17 Letter, the proposed price represents a premium of approximately 27% over the closing price on May 17, 2017. The Reporting Persons intend to engage in substantive discussions with the Company regarding the Proposal and/or a similar negotiated acquisition of the Company.

The Proposal is conditioned upon, among other things, completion of satisfactory due diligence, completion of a financing plan, negotiation of mutually acceptable definitive agreements and the satisfaction (or waiver) of the conditions expected to be set forth in such agreements.

The foregoing description of the May 17 Letter is a summary, is not complete and is qualified in its entirety by reference to the full text of the May 17 Letter, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

In the event that Capital and the Company do not agree to pursue the transaction contemplated by the Proposal, the Reporting Persons intend to discuss with the Company’s board of directors and senior management alternative transactions involving the Company. To that end, the Reporting Persons may engage an investment bank or seek to cause the Company to engage an investment bank to explore strategic alternatives and pursue an auction process. The Reporting Persons may also communicate with the board of directors of the Company regarding various matters relating to board composition, management (including succession planning), the Company’s strategic plans and other matters that the Reporting Persons deem appropriate. Such communications and discussions are likely to include plans or proposals with respect to matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, but the Reporting Persons have not made a definitive determination to pursue, and may not pursue, any such plans or proposals.

There can be no assurance that any of the Reporting Persons will enter into definitive agreements with respect to the Proposal upon the terms set forth in the May 17 Letter or otherwise or that the transactions contemplated by the Proposal or any other transaction involving the Company will be consummated. The Reporting Persons reserve the right to pursue all other options necessary to protect Capital’s investment in the Company, including, but not limited to, pursuing other strategic buyers of the Company or its assets, seeking to change the composition of the board of directors, exploring changes to the company’s management, selling Common Stock or other securities, engaging in hedging transactions with respect to the Company’s securities and/or otherwise changing the Reporting Persons’ intention with respect to the Common Stock. Without limiting the foregoing, the Reporting Persons may acquire additional Common Stock or dispose of Common Stock at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 1,962,062 shares of Common Stock outstanding as of March 31 , 2017, as reported in the Company’s Form 10-Q for the quarter ended February 28, 2017.

As of the close of business on May 16, 2017:

(i)	Capital beneficially owns 140,627 shares of Common Stock constituting approximately 7.2% of the shares of Common Stock outstanding;

(ii)	Holding beneficially owns 0 shares of Common Stock held by Capital, of which Holding is the general partner, constituting 0% of the shares of Common Stock outstanding; and
(iii)	Mr. Zeff beneficially owns 0 shares of Common Stock constituting 0% of the shares of Common Stock outstanding;
(b)	Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 140,627 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital’s general partner.
(c)	None.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.2: Letter, dated May 17, 2017

Exhibit 99.1: Joint Filing Agreement, dated as of May 17, 2017, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2017

/s/ Daniel Zeff

Daniel Zeff

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC,

as general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager